File No. 0-49830

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                                (Amendment No. 3)

   GENERAL FORM OF REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
           SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         CARRERA ACQUISITION CORPORATION
                 (Name of Small Business Issuer in its charter)

                                     Nevada
         (State or other jurisdiction of incorporation or organization)

                                   47-0855296
                      (I.R.S. Employer Identification No.)

                        4745 North 7th Street, Suite 234
                             Phoenix, Arizona 85014
               (Address of principal executive offices) (Zip Code)

                             Telephone: 602-235-9080
                             Facsimile: 602-235-9040
                           (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act: [ ]
Securities to be registered under Section 12(g) of the Act: [X]

Title of each class to be so registered: Common Stock, $0.001 par value per share.
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                                TABLE OF CONTENTS

Part I

  Item 1.  Description of Business..........................................   3
  Item 2.  Plan of Operation................................................   5
  Item 3.  Description of Property..........................................   9
  Item 4.  Security Ownership of Certain Beneficial Owners and Management...  10
  Item 5.  Directors, Executive Officers, Promoters and Control Persons.....  11
  Item 6.  Executive Compensation...........................................  12
  Item 7.  Certain Relationships and Related Transactions...................  13
  Item 8.  Description of Securities........................................  13

Part II

  Item 1.  Market Price of and Dividends on the Registrant's Common
           Equity and Other Shareholder Matters.............................  14
  Item 2.  Legal Proceedings................................................  19
  Item 3.  Changes in and Disagreements with Accountants....................  19
  Item 4.  Recent Sales of Unregistered Securities..........................  19
  Item 5.  Indemnification of Directors and Officers........................  20

Part F/S   Financial Statements............................................. F-1

PART III

  Index to Exhibits.........................................................  20

               Exhibit 3.01:  Articles of Incorporation (previously filed)

               Exhibit 3.02:  Bylaws (previously filed)

To simplify the language in this Registration Statement, Carrera Acquisition Corporation is referred to herein as the "Company," "we," or "our."

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PART I

Item 1. Description of Business.

BUSINESS DEVELOPMENT

We were incorporated in the State of Nevada on March 25, 2002. We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF ISSUER

We are a development stage company. Our activities have been limited to capital formation and corporate organizational matters. To date, we have conducted no business, research or developmental activities. We have never had any specific products or offered services.

We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a reverse merger or reverse acquisition with an unidentified private entity (the "business opportunity").

We are voluntarily registering a class of our securities on this Form 10-SB registration statement, although we are not required to do so, pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). U.S. Securities and Exchange Commission (the "Commission") approval of a Form 10-SB will obligate us to file reports subject to Exchange Act Section 13 after 60 days. If we become a reporting company, we may be able to attract a business opportunity candidate that wishes to achieve the status of an Exchange Act registered corporation and of establishing a public market for its common stock. However, we cannot assure you that the foregoing assumption is correct.

We have neither conducted, nor have others made available to us, market research indicating whether any demand exists for such transactions. Moreover, we do not have, and do not plan to have, or plan to establish, a marketing organization. Even if demand for such a business opportunity is identified, we cannot assure you that we will be successful in its completion.

We do not plan to engage professional firms specializing in business acquisitions or reorganizations. We do not intend to employ or retain consultants or outside advisors to obtain business opportunities. In the event that we retain a consultant or outside advisor, we intend to require that the consultant/advisor will have at least five (5) years experience as a consultant/advisor in similar mergers, that he provide us with at least three
(3) references from past transactions, and that he provide us with a full analysis of various business opportunities that includes a business plan, financial statements, and the resumes of officers and directors. Further, we expect the term of the service for the consultant/advisor will continue until a

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transaction is consummated. We are unable to predict the exact compensation to be paid to a consultant/advisor, but we expect that any such consultant/advisor will require a fee based on the cash compensation paid to our president, if any, and a percentage of the common stock, if any, that management may retain, or that the Company may issue, upon the consummation of the merger. We have no agreements or contracts between a consultant/advisor or any other companies that are searching for blank check companies with which to merge. Management has not in the past used any consultants or advisors.

We may merge with a company that has retained one or more consultants or outside advisors. In that situation, we expect that the business opportunity will compensate the consultant or outside advisor. Management has not in the past retained any consultants or outside advisors to search for business opportunities.

COMPETITION

We are and will continue to be a limited competitor in the business of seeking business opportunities with private companies. A large number of established and well-financed entities, including venture capital firms, are active in reverse mergers and reverse acquisitions of companies. These firms are in a better competitive position than our Company to attract desirable business opportunity candidates. Nearly all such entities have significantly greater experience and financial resources, technical expertise and managerial capabilities. Consequently, we will be at a competitive disadvantage in identifying and successfully completing possible business opportunities.

INTELLECTUAL PROPERTY

We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

GOVERNMENT REGULATION

We cannot anticipate or determine the effect of many possible governmental regulations, including environmental laws, because we have not determined the type of business in which we will be engaged. The proposed business activities described herein classify us as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies. We do not intend to undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan, described herein. We are not making a "blank check" offering; we are registering a class of our securities on this Form 10-SB registration statement. We currently have no plans to conduct a "blank check" offering.

The transferability of our common stock is limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies within that state. The following states have enacted such regulations: Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia and Washington.

In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, may not register our securities for sale or resale due to other state rules and regulations. We are unable to accurately predict which states may prohibit sales or resales of securities of a "blank check" company. Therefore, we currently have no plans to register any of our securities for sale within any particular state. To ensure that no state laws are violated through the resales of our securities, we will refuse to register the transfer of any of our securities to residents of any state which prohibits such resale if no applicable resale exemption is available. We do not anticipate that a secondary trading market for our securities will develop in any state until a business opportunity is consummated, if at all.

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Federal and state tax consequences will likely be major considerations in any business opportunity that we may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies. We intend to structure business opportunities which minimize the federal and state tax consequences of both our Company and the target entity; however, there can be no assurance that the business opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REPORTING REQUIREMENTS

Companies subject to Exchange Act Sections 13 and 15(d) are required to provide information about significant acquisitions, including certified audited financial statements of the acquired company for one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some business opportunities to prepare audited financial statements may preclude consummation of an otherwise desirable business opportunity.

The additional time and costs for some potential target companies to prepare financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have, or are unable to obtain, the required audited statements will not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

EMPLOYEES

We currently have no full-time employees. There are no collective bargaining agreements or employment agreements with David B. Stocker, our Chairman and President, or Mr. Pelletiere, our Secretary, Treasurer, and Director. Mr. Stocker and Mr. Pelletiere are involved in other full-time business activities. Mr. Stocker is engaged in the full-time practice of law as a sole practitioner, and directs our operations on a part time basis. Mr. Pelletiere is a full-time business and financial consultant. Neither Mr. Stocker nor Mr. Pelletiere receive compensation for their services.

Item 2. Plan of Operation.

PLAN OF OPERATION - GENERAL

We have no operations or revenues. If this registration statement clears Commission comments, in the next twelve months we plan to seek business opportunity candidates. Otherwise, we expect to remain without operations and without accepting offers from any business opportunity candidate.

We currently have no contemplated business opportunity. As of the date of this registration statement, we have not entered into negotiations regarding any business opportunity. None of our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding any business opportunity between us and such other company.

We will not restrict our business opportunity search to any specific business, industry, or geographical location. We may participate in virtually any kind of business. We anticipate that we will participate in only one potential business opportunity, since we have no assets and limited financial resources. To date, we have not developed any criteria for the selection of business opportunities. However, our management will not select or enter into a merger agreement with a company unless such company can provide audited financial statements and comply with all SEC reporting requirements. Our management will have complete discretion in selecting an appropriate business opportunity.

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Available business opportunities may occur in many different industries, which are in various stages of development. Accordingly, comparative investigation and analysis of such business opportunities is difficult and complex. We do not and will not have any capital to attract the owners of business opportunities who desire significant cash or other assets. However, we believe that the opportunity to acquire a controlling ownership interest in a publicly registered company may attract a business opportunity that does not wish to incur the cost and time involved in an initial public offering or registration as a fully reporting public company. The owners of the business opportunities will, however, incur significant legal and accounting costs associated with Commission and state reporting requirements, agreements and other documents. The Exchange Act specifically requires that any business opportunity candidate comply with all applicable reporting requirements, including filing reports of material events, periodic reports and annual reports with accompanying audited financial statements. Our management has not conducted market research and is not aware of any market data that would support any such perceived benefits for a business opportunity owner.

Our management believes that our plan of operations will be conducted through the efforts of David B. Stocker and Nick Pelletiere, and will not require that we raise any additional funds from investors. We have not, and we do not intend to, advertise in search of business opportunities. We will not advertise on an Internet website because of the costs involved in implementing and maintaining such a website.

Management will investigate specific business opportunities and will negotiate and execute relevant agreements. Mr. Stocker, or attorneys under his direction, will draft various agreements, disclosure documents and other instruments. Mr. Stocker has not selected any attorneys to perform these functions. We believe that no attorney working for Mr. Stocker or our Company could be deemed to be an undisclosed promoter. Mr. Stocker has not in the past used any attorneys for these functions.

We anticipate that business opportunities will be referred to us from various sources, including Messrs. Stocker and Pelletiere, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We will rely principally on the personal and business contacts of Messrs. Stocker and Pelletiere as well as indirect associations between them and other business and professional people. We can not predict the number of individuals or companies who may approach our management about the company.

We will not enter into a business combination with a company in which our management or their affiliates or associates have a current ownership interest. However, there is no policy, corporate bylaw or shareholder resolution prohibiting the company from merging or acquiring a business, asset or company in which any potential affiliate or associate of the company or our management has any direct or indirect ownership.

We will not be able to expend a significant amount of funds on a complete and exhaustive investigation. Moreover, we may not discover certain adverse factors regarding such a business opportunity due to our management's limited business experience in such matters.

We will incur nominal expenses in implementing our business plan, which will be paid by investor monies already raised by the Company, or by Mr. Stocker as interest-free loans to our Company. We have raised $3,400 in a private placement of our common stock relying on an exemption from registration under Section 4(2) of the Securities Act of 1933. We expect that the repayment of any loans will be derived solely from consummation of a business opportunity, and the fees paid to Mr. Stocker. The repayment of any loans made to our Company will not impede, or be made conditional in any manner to, consummation of a business opportunity. Mr. Stocker will loan money to the Company on an as-needed basis. There is no

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cap on the amount of monies Mr. Stocker will loan to the Company. We will not raise additional monies from investors while we are a blank check company. However, upon the consummation of a business opportunity, the combined entities may raise monies through an equity or debt offering.

We believe that there is a demand by non-public corporations for shell corporations that are publicly held registered companies. We believe that the demand for shell corporations has increased dramatically since the Commission imposed stringent requirements on "blank check" companies pursuant to Rule 419 of the Securities Act of 1933 (the "Act"). The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the Commission and, as a result, has stimulated an increased demand for shell corporations. However, there is no assurance that the foregoing assumption is accurate or correct.

Further, prior to the location of a business opportunity, we have no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities. We anticipate that any securities issued as a result of consummation of a business opportunity will be issued in reliance upon a registration exemption under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the business opportunity is consummated or at specified times thereafter. If such registration occurs, (of which there can be no assurance) it will be undertaken by the surviving entity after we have successfully consummated a business opportunity, and we are no longer considered a "shell" company.

Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the future value of our securities, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

We do not plan to make any significant changes in the number of the Company's employees. However, in the event of a business combination between our Company and a future business opportunity, our present management and shareholders will likely lose control of our Company. In addition, our directors may resign and be replaced by new directors without a shareholder vote of our shareholders or may sell their stock in the Company. We have not identified, or been in negotiations with, any business opportunity. None of our Company's officers and directors, or their affiliates or associates, have had any preliminary contact or discussions with, and there are no present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction. Aside from our management, there are no other persons whose activities will be material to the operations of our Company. Other than our management, there are no promoters of our Company.

We will seek to expand our operations through consummation of a currently unidentified business opportunity, which entails risks that purchasers of our securities will not have a basis to evaluate. We plan to expand our operations with companies that will complement or enhance our Company's business. We cannot assure that we will be able to ultimately affect any such business opportunity or integrate a business or its operations into our Company. Consequently, there is no basis to evaluate the specific merits or risks of any potential business opportunity that we may undertake.

EVALUATION OF OPPORTUNITIES

Mr. Stocker will undertake and supervise the analysis of new business opportunities for our Company. Mr. Stocker will be the key person in the search, review and negotiation with potential acquisition or merger candidates. Our

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management likely will not have any quantifiable experience in the businesses of any particular target companies that our management reviews. They have no experience in managing development stage companies similar to our Company. Our management will rely upon their own efforts in accomplishing the business purposes of the Company. Messrs. Stocker and Pelletiere are currently employed in other positions and will each devote only approximately 2 hours per week to the business affairs of the Company, until such time as they determine that an acquisition is highly favorable. Management expects that normal day-to-day operations would involve intermittent discussions with possible business opportunities, and the preparation and filing of periodic reports with the Commission. However, Mr. Stocker expects to spend 20 to 30 hours per week, and Mr. Pelletiere expects to spend 5 hours per week, in investigating and closing any acquisition. In addition, in the face of competing demands for their time, our management may grant priority to their other positions rather than to our Company.

Prior to making a decision to recommend to shareholders participation in a business opportunity, we plan to obtain written materials regarding the business opportunity including, a description of products, services and company history; management resumes; financial information; available projections with related assumptions; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and our affiliates during relevant periods; a description of present and required facilities; an analysis of risk and competitive conditions; and other relevant information.

For example, in analyzing prospective business opportunities, our management will consider the following matters:

    - the available technical, financial and managerial resources; working capital and other financial requirements of the target;

    -   the target's history of operations, if any;

    -   the target's prospects for the future;

    -   the present and expected competition in the target's industry;

    - the quality and experience of management services which may be available and the depth of that management within the target;

    - the potential for further research, development or exploration in the target's industry;

    - specific risk factors which may be anticipated to impact the proposed activities of our Company;

    -   the potential for growth or expansion and profit;

    - the perceived public recognition or acceptance of products, services or trades of the target and the industry and brand or name identification; and

    -   all other relevant factors.

Our management intends to meet personally with the management and key personnel of the business opportunity as part of their investigation. To the extent possible, we intend to utilize written reports and personal investigation to evaluate the above factors. Messrs. Stocker and Pelletiere will personally pay for their meetings and expenses while they are evaluating opportunities and they will not be reimbursed by our Company for their time or expenses. We will not acquire or merge with any company for which audited financial statements cannot be obtained.

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Messrs. Stocker and Pelletiere are currently involved in promoting one other blank check company, and a registration statement regarding that company has been filed with the SEC under the Securities and Exchange Act of 1934. There are potential inherent conflicts of interest in Messrs. Stocker and Pelletiere acting as officers and directors of our company and this other company. See Item 5 "Directors, Executive Officers, Promoters and Control Persons" that lists the other company in which Messrs. Stocker and Pelletiere are involved. In addition, Messrs. Stocker and Pelletiere may in the future become shareholders, officers or directors of other companies that may be formed for the purpose of engaging in business activities similar to those conducted by our Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such other entities.

We do not currently have a right of first refusal pertaining to opportunities that come to our management's attention insofar as such opportunities may relate to the our proposed business operations. Our management will consider merger and/or acquisition opportunities and intends to make them available to our company and the other companies with which they are affiliated on an equal basis and in their sole discretion. We have not adopted any conflict of interest policy with respect to these types of transactions. If a situation arises in which more than one company with which Messrs. Stocker and Pelletiere are involved desires to merge with or acquire a specific target company and the principals of the proposed target company have no preference as to which company will merge or acquire the target company, the company that first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. In the case of our Company and DBS Acquisition Corporation, the latter will receive the first business opportunity that is presented to our management.

ACQUISITION OF OPPORTUNITIES AND FEES

Our Company does not intend to make any loans to any prospective merger or acquisition candidates or unaffiliated third parties. However, as is customary in the industry, we may pay a finder's fee for persons locating and introducing an acquisition prospect. In the event we consummate a transaction with an entity introduced by a finder, we may compensate the finder for the referral in the form of a finder's fee. If a finder's fee is paid, we anticipate that the finder's fee will be in the form of newly issued stock by our Company, and/or in the form of cash consideration. If the finder's fee is paid in the form of common stock, the Board of Directors will approve the issuance. If the finder's fee is in the form of cash, the acquisition or merger candidate will tender the fee because the Company has insufficient cash available to make any fee payment. If any such fee is paid, our Board of Directors will approve the fee, and the will be in accordance with industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the dollar amount involved. These fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction.

We anticipate that upon Mr. Stocker relinquishing control of the company, Mr. Stocker will receive fees in the form of a combination of cash and stock. We anticipate that the cash fees will be approximately $50,000 to $100,000, although the fees may be greater or less than this amount. We also anticipate that Mr. Stocker will retain a portion of his stock, most likely in the range of 50,000 shares, although the actual number of shares that he retains may vary significantly. We also anticipate that Mr. Pelletiere will retain a portion of his stock, most likely in the range of 50,000 shares, although the actual number of shares that he retains may vary significantly. Mr. Pelletiere will not receive any cash upon a business combination.

Item 3. Description of Property.

We currently have no material assets, lease or any real or personal property. We currently occupy office space leased by our President, David B. Stocker, without charge, at 4745 North 7th Street, Suite 234, Phoenix, Arizona 85014.

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There are no agreements or understandings regarding the office facility after the business opportunity is completed. Upon closure of a business opportunity, we plan to relocate to our business opportunity office.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of March 27, 2002, there were 5,300,000 shares of our common stock, $.001 par value outstanding. The following tabulates holdings of our shares by each person who, subject to the above, at the date of this registration, holds of record or is known by our management to own beneficially more than 5.0% of the common shares and, in addition, by all of our directors and officers individually and as a group. To the best of our knowledge, each named beneficial owner (1) has sole voting and investment power with respect to the shares set forth opposite his name.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS(1):

Beneficial Owner         Class      Amount     Nature of Ownership    Percentage
----------------         -----      ------     -------------------    ----------
David B. Stocker         Common    5,000,000         Direct              88.6%
Director/President
4745 N. 7th St.
Suite 234
Phoenix, AZ 85014

Nick Pelletiere          Common      300,000         Direct               5.3%
Director/Secretary/
Treasurer
110 East Greenway Parkway, #1117
Phoenix, Arizona 85022

SECURITY OWNERSHIP OF MANAGEMENT(2):

Beneficial Owner         Class      Amount     Nature of Ownership    Percentage
----------------         -----      ------     -------------------    ----------
David B. Stocker         Common    5,000,000         Direct              88.6%
Director/President
4745 N. 7th St.
Suite 234
Phoenix, AZ 85014

Nick Pelletiere          Common      300,000         Direct               5.3%
Director/Secretary/
Treasurer
110 East Greenway Parkway, #1117
Phoenix, Arizona 85022

TOTAL
Common Shares
Officers and
Directors                Common    5,300,000         Direct              93.9%

(1) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned. We are unaware of any shareholders whose voting rights would be affected by community property laws.

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(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above tables and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(3) We have no current plans to issue any stock to management, promoters, or their affiliates or associates. However, upon the consummation of a business opportunity, our company may issue stock to one or more of these persons. We have no policy regarding the amount of shares that may be issued to any of these persons.

Change of Control.

There are currently no arrangements that would result in a change of control of our Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to cancel all or a portion of our common shares held by them, and resign as members of our Board of Directors. The resulting change in control of our Company could result in the removal of all or some of our present management and a corresponding reduction or elimination of their participation in the future affairs of our Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

David B. Stocker, 42 years of age, has been an Officer and Director of the Company since inception. Mr. Stocker has served as Chairman of the Board and in those capacities since March 27, 2002. His current term as Director expires, subject to re-election, on March 27, 2003. Mr. Stocker holds a B.A. degree from the University of Nevada, Las Vegas, and a J.D. degree from the California Western School of Law. He has been a practicing attorney since 1993. Over the past five (5) years, Mr. Stocker has served as counsel to various publicly-traded and private corporations. Mr. Stocker is also an officer and director of Secura Innovative Investment, Inc., which intends to operate Secura Fund Arizona, L.L.C., a mortgage loan investment fund. He has served in those positions since March, 2002. The fund is currently in the registration process with the State of Arizona. Mr. Stocker is a member in good standing of the State Bar of Arizona.

Secura Innovative Investment, Inc. is not involved in any capacity with the business of our Company or DBS Acquisition Corporation.

Nick Pelletiere, 31 years of age, has been an Officer and Director of the Company since inception. His term of office is until the next annual meeting of shareholders, or until his resignation or removal. Mr. Pelletiere has been the president and secretary of Coast ISP, Inc., a privately held internet service provider, since July 2001. Mr. Pelletiere has been a licensed real estate agent in the State of California from July 2000 until the present. From January 1998 to June 2001, Mr. Pelletiere was an inside sales/marketing representative for Classroom Connect, an educational technology company in El Segundo, California. From March 1996 until October 1997, Mr. Pelletiere worked as a marketing/sales manager for Johnny Valet dry cleaning in San Diego, California. From November 1993 until October 1995, Mr. Pelletiere worked for TCI cable of Walworth, Wisconsin as a customer service sales representative. From June 1988 until October 1993, Mr. Pelletiere managed Mr. V's restaurant in Harvard, Illinois.

Coast ISP, Inc. is not involved in any capacity with the business of our Company or DBS Acquisition Corporation.

Messrs. Stocker and Pelletiere are also the officers and directors of DBS Acquisition Corporation, a blank check company filed concurrently with Carrera Acquisition Corporation.

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Other than those mentioned above, we have no employees and do not anticipate hiring any in the future. There are no family relationships among our officers, directors, or nominees for such positions. None of our directors, executive officers, promoters or control persons has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Messrs. Stocker and Pelletiere intend to become involved in other blank check companies in the future. However, as of the date of this registration statement, these persons have not formulated any plans with regard to the timing of the filing, or number, of future blank check companies.

Prior Blank Check Involvement

The following chart summarizes certain information concerning the blank check companies with which management is or has been a director and which have filed or intend to file a registration statement with the SEC. The term "n/a" indicates that the company referenced has not entered into an agreement for a business combination or merger.

                                    State of       Form 10SB                     Merger Information
Company Name                      Incorporation    File Date     SEC File No.      (If applicable)
------------                      -------------    ---------     ------------    ------------------
DBS Acquisition Corporation(1)(2)    Nevada         5-23-02        0-49829              n/a

(1) DBS Acquisition Corporation ("DBS") was filed concurrently with our registration statement. DBS has not entered into any mergers or acquisitions. DBS raised $3,200 from 32 investors at the price of $0.01 per share, under the exemption from registration provided by Section 4(2) of the Act. This exemption is available because these issuances were transactions not involving a public offering. There was no general solicitation or advertising used to offer our shares; each investor has a pre-existing professional or personal relationship with Mr. Stocker or Mr. Pelletiere. In addition, each investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Further, securities were not offered or sold to more than thirty-five unaccredited investors.

(2) We have not adopted any conflict of interest policy with respect to the consummation of business opportunities with other blank check companies with which our management is or will be involved. If a situation arises in which more than one company with which our management is involved desires to merge with or acquire a specific target company and the principals of the proposed target company have no preference as to which company will merge or acquire the target company, the company that first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. In the case of DBS and our Company, DBS will enter into a business combination first.

Item 6.  Executive Compensation.

Summary Compensation Chart:   Annual Compensation    Long Term Compensation
---------------------------   -------------------    ----------------------

                     Salary   Bonus   Other  Restricted    Options  L/Tip  All
Name & Position      Year    ($) ($)    ($)  Stock Awards    ($)    ($)   Other
---------------      ----    -------    ---  ------------    ---    ---   -----
David B. Stocker     2002     0   0      0      0            0       0      0
Chairman/President

Nick Pelletiere      2002     0   0      0      0            0       0      0
Director/Secretary/
Treasurer

Item 7. Certain Relationships and Related Transactions.

Other than loans to our Company by Mr. Stocker, we have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. We issued 5,000,000 shares of our common stock to David B. Stocker, our Chairman and President, for legal services rendered to our Company and $500 in costs advanced in the formation of our Company, and 300,000 shares of our common stock to Nick Pelletiere, our Director, Secretary, and Treasurer, in consideration of his business and financial consulting services rendered to our Company. (See Item 4. Recent Sales of Unregistered Securities). Other than this transaction, we have not entered into transactions with any promoters.

The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Act, as amended. We believe this exemption is available because these issuances were transactions not involving a public offering. There was no general solicitation or advertising used to offer our shares; each investor has a pre-existing professional or personal relationship with Mr. Stocker or Mr. Pelletiere. In addition, each investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Further, securities were not offered or sold to more than thirty-five unaccredited investors.

Mr. Stocker will provide interest-free loans to our company on an as-needed basis for future reporting and compliance. There is no cap on the amount of monies that Mr. Stocker will loan to our company. We expect that repayment of these loans will be derived solely from fees paid to Mr. Stocker upon the consummation of a business opportunity. See Item 2 "Plan of Operation." The repayment of any loans made to our company will not impede, or be made conditional in any manner to, consummation of a business opportunity. To date, Mr. Stocker has not made any loans to our company. If no fees are paid to Mr. Stocker as a part of the business combination, Mr. Stocker intends to forgive any loans by him to our Company.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts. We do not intend to merge into or acquire another company in which our management or affiliates or associates directly or indirectly have an ownership interest.

Item 8. Description of Securities.

Qualification.

The following statements constitute brief summaries of the material information in our Articles of Incorporation and Bylaws.

Common Stock.

Our Articles of Incorporation authorize us to issue up to 70,000,000 common shares, $0.001 par value per common share. There are currently 5,640,000 shares of common stock outstanding.

Preferred Stock.

Our Articles of Incorporation authorize us to issue up to 5,000,000 preferred shares, $0.001 par value per preferred share. There are currently no shares of preferred stock outstanding.

Liquidation Rights.

Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Nevada Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Voting Rights.

Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.

Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

There is no other material rights of the common shareholders not included herein. There is no provision in our charter or bylaws that would delay, defer or prevent a change in control of our Company. We have not issued debt securities.

Rule 144.

The SEC has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Further, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The SEC believes that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

There is no established public trading market for our securities. None of our common stock is subject to outstanding options or warrants to purchase shares of the Company. We currently have no shares of preferred stock outstanding.

There are 340,000 shares of our common stock held by non-affiliates that are restricted pursuant to the Securities Act. There are 5,000,000 shares of our common stock held by David B. Stocker, our President and Chairman, and 300,000 shares of our common stock held by Nick Pelletiere, our Secretary, Treasurer, and Director, that are restricted securities pursuant to the Securities Act. There is no common equity of our Company being offered subject to an employee benefit plan.

As of July 24, 2002, the Company had the following 36 stockholders of record:

                                               Method of
                                                Original
                                Date of         Issuance            Shares
    Name of                     Original    (i.e. purchase       Beneficially
Security Holder                  Issue        gift, etc.)           Owned
----------------                 -----        -----------        ------------

David B. Stocker (1)            3/27/02       For services         5,000,000
4745 N. 7th St., Ste. 234                     rendered and
Phoenix, AZ 85014                             costs advanced (2)

Nick Pelletiere (1)             3/27/02       For services           300,000
110 East Greenway, #1117                      rendered (3)
Phoenix, AZ  85022

Frank Butler                    4/24/02       Purchase (4)            10,000
12237 Graystone
Norwalk, CA 90650

Michelle Butler                 4/24/02       Purchase (4)            10,000
12237 Graystone
Norwalk, CA 90650

Marta L. Magness                4/24/02       Purchase (4)            10,000
1 Jefferson Parkway, #144
Lake Oswego, OR 97035

Anthony Pelletiere              4/24/02       Purchase (4)            10,000
446 East Taro Lane
Phoenix, AZ 85024

Philomene Royal                 4/24/02       Purchase (4)            10,000
971 Trumbuoll Street
Deltona, FL 32725

Mary Ann Royal                  4/24/02       Purchase (4)            10,000
971 Trumbull Street
Deltona, FL 32725

Brooks Stark                    4/24/02       Purchase (4)            10,000
241 Ellis Road
Lake In The Hills, IL 60156

Jeffrey Briggs                  4/24/02       Purchase (4)            10,000
7015 Hamilton Drive
Gurnee, IL 60031

Angel Perez                     4/24/02       Purchase (4)            10,000
21 Anderson Avenue
Sleepy Hollow, NY 10591

Kim L. Eaves                    4/24/02       Purchase (4)            10,000
21812 Santa Pola
Mission Viejo, CA 92692

Howard Z. Eaves                 4/24/02       Purchase (4)            10,000
21812 Santa Pola
Mission Viejo, CA 92692

Starfire                        4/24/02       Purchase (4)            10,000
1745 Arlington Avenue
El Cerrito, CA 94530

This entity is controlled by a person named Starfire.

Michael J. Gallo                4/24/02       Purchase (4)            10,000
194 Camber Lane
Mt. Laurel, NJ 08054

Raymond J. Gallo                4/24/02       Purchase (4)            10,000
194 Camber Lane
Mt. Laurel, NJ 08054

Ted Paladijczuk                 4/24/02       Purchase (4)            10,000
P.O. Box 20314
Portland, OR 97294

Cathy Silva                     4/24/02       Purchase (4)            10,000
103 Curtis Terr.
Pt. Charlotte, FL 33952

Jennifer Phillips               4/24/02       Purchase (4)            10,000
7307 Haskell Ave., #9
Van Nuys, CA 91406

Joseph Elias                    4/24/02       Purchase (4)            10,000
145 Evergreen Street
Providence, RI 02906

Sandra Allen                    4/24/02       Purchase (4)            10,000
145 Evergreen Street
Providence, RI 02906

Jason Thomas Kicinski           4/24/02       Purchase (4)            10,000
9032 W. Delaware Pkwy.
Munster, IN 46321

Simon Todd                      4/24/02       Purchase (4)            10,000
123712 Carmel Country Rd.
#F305
San Diego, CA 92130

Francisco Elizondo              4/24/02       Purchase (4)            10,000
Box 206
Belmont, CA 94002

Christopher Lyden, D.C.         4/24/02       Purchase (4)            10,000
Eagle Plaza, 39A
Voorhees, NJ 08043

Dwight E. Lemasters             4/24/02       Purchase (4)            10,000
3586 Buford Hwy. #6
Atlanta, GA 30329

Erica Honaker                   4/24/02       Purchase (4)            10,000
P.O. Box 127
Cross Hill, SC 29332

Paul A. Honaker                 4/24/02       Purchase (4)            10,000
P.O. Box 127
Cross Hill, SC 29332

Hellen Dalpiaz                  4/24/02       Purchase (4)            10,000
22632 SW 64th Way
Boca Raton, FL 33428

Iracilde Rita Trevisan          4/24/02       Purchase (4)            10,000
22632 SW 64th Way
Boca Raton, FL 33428

Rita A. Wood                    4/24/02       Purchase (4)            10,000
998 Milldale Hollow Road
Front Royal, VI 22630

Jeremy Sontag                   4/24/02       Purchase (4)            10,000
20611 E. Bothell Everett Hwy.
#387
Bothell, WA

Anne Marie W. Buonauro          4/24/02       Purchase (4)            10,000
1819 Scotch Pine Drive
Beavercreek, OH 45432

Independent Computers, Inc.     4/24/02       Purchase (4)            10,000
3003 Philadelphia Pike
Claymont, DE 19703-2508

This entity is controlled by B. Schmidt.

Keith L. Martin                 4/24/02       Purchase (4)            10,000
22632 SW 64th Way
Boca Raton, FL 33428-6005

Boca Limo, Inc.                 4/24/02       Purchase (4)            10,000
P.O. Box 880394
Boca Raton, FL 33488-0394

This entity is controlled by Keith L. Martin.

(1)  Officer and director of the Company.

(2) These shares were issued in reliance on Section 4(2) of the Securities Act. In consideration of Mr. Stocker's contributing $500 toward the organizational expenses of our Company, and for services rendered, on March 27, 2002, the Company issued Mr. Stocker 5,000,000 shares of the Company's common stock.

(3) These shares were issued in reliance on Section 4(2) of the Securities Act. In consideration of Mr. Pelletiere's contributing $300 in services rendered, on March 27, 2002, the Company issued Mr. Pelletiere 300,000 shares of our common stock.

(4)  These shares were issued to, and purchased by, individuals in reliance on
     Section 4(2) of the Securities Act. Each shareholder paid $100 for their shares. The shares were purchased by individuals whom management knew either through familial relationships or business associations. Management is not aware of any relationships between the shareholders, except that the Butlers, Royals, and Eaves are each believed to be married, and Anthony Pelletiere is the brother of Nick Pelletiere.

              State-by-State Tabulation of the Current Shareholders
              -----------------------------------------------------
              Arizona                                        10,000
              California                                     80,000
              Delaware                                       10,000
              Florida                                        70,000
              Georgia                                        10,000
              Illinois                                       20,000
              Indiana                                        10,000
              New York                                       10,000
              New Jersey                                     30,000
              Ohio                                           10,000
              Oregon                                         20,000
              Rhode Island                                   20,000
              South Carolina                                 20,000
              Virginia                                       10,000
              Washington                                     10,000

Blue Sky Considerations.

The laws of some states prohibit the resale of securities issued by blank check or shell corporations. We are considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that our current shareholders may be unable to resell their securities in some states. Additionally, because each state has a series of exempt securities predicated upon the particular facts of each transaction, it is not possible to determine if a proposed transaction by an existing shareholder would violate the securities laws of any particular state. If an existing shareholder or broker/dealer resells our securities in a state where such resale is prohibited, that seller or broker-dealer may be liable civilly or criminally under that particular state's laws. Accordingly, existing shareholders should exercise caution in the resale of their shares of common stock.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in penny stocks are regulated by the penny stock rules adopted by the Securities and Exchange

Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

We have not applied for a listing on any public trading exchange. No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed, will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we have thirty-six (36) holders of record of our common stock. There is currently one class of common stock outstanding.

Item 2. Legal Proceedings.

We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority or any other person or entity involving our Company.

Item 3. Changes in and Disagreements with Accountants.

We have had no disagreement, resignation or dismissal of our principal independent accountant. Our principal accountant since the Company's inception has been Shelley Intl CPA.

Item 4. Recent Sales of Unregistered Securities.

On March 27, 2002 we issued 5,000,000 shares of our common stock to David B. Stocker, our President and Chairman, for legal services rendered to our Company and $500 in costs advanced in the formation of our Company. The legal services have an approximate value of $5,000.00. On March 27, 2002, we issued 300,000 shares of our common stock to Nick Pelletiere in consideration of business and financial consulting services rendered to our Company. These services have an approximate value of $300.00. In addition, on April 24, 2002, we issued 340,000 shares of our common stock to associates of Mr. Stocker or Mr. Pelletiere at a price of 0.01 per share at a total value of $3,400.00 to the Company. These persons are listed in Item 1 of this Part II, entitled "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Act, as amended. We believe this exemption is available because these issuances were transactions not involving a public offering. There was no general solicitation or advertising used to offer our shares; each investor has a pre-existing professional or personal relationship with Mr. Stocker or Mr. Pelletiere. In addition, each investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Further, securities were not offered or sold to more than thirty-five unaccredited investors.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 5.  Indemnification of Directors and Officers.

Our Articles of Incorporation provide that we shall have the power, in our bylaws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interests, and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the bylaws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of our Company, which would affect his or her liability in that capacity.

FINANCIAL STATEMENTS

                         CARRERA ACQUISITION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                                 March 25, 2002
                                 April 30, 2002

                                TABLE OF CONTENTS

                                                                            PAGE

COVER SHEET .................................................................F-1

TABLE OF CONTENTS ...........................................................F-2

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ............................F-3

BALANCE SHEET, ASSETS .......................................................F-4

BALANCE SHEET, LIABILITIES AND STOCKHOLDERS' EQUITY .........................F-5

STATEMENT OF OPERATIONS .....................................................F-6

STATEMENT OF STOCKHOLDERS' EQUITY ...........................................F-7

STATEMENT OF CASH FLOWS .....................................................F-8

NOTES TO FINANCIAL STATEMENTS ............................................F-9-13

                               SHELLEY INTL., CPA
                               161 E. 1ST. ST. #1.
                                 MESA, AZ 85201
                                 (480) 461-8301


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Audit Committee
CARRERA ACQUISITION CORPORATION

     I have audited the accompanying balance sheet of Carrera Acquisition Corporation (a development stage company) as of April 30, 2002 and March 25, 2002 and the related statements of operations, stockholders' equity, and cash flows for the period from March 25, 2002 to April 30, 2002 and the period March 25, 2002 (inception) to April 30, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carrera Acquisition Corporation (a development stage company) as of April 30, 2002 and March 25, 2002 and the related statements of operations, stockholders' equity, and cash flows for the period from March 25, 2002 to April 30, 2002 and the period March 25, 2002 (inception) to April 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the notes to the financial statements, the Company has no established source of revenue. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.


                                        /s/ Shelley Intl., CPA


May 20, 2002

                        CARRERA ACQUISITION CORPORATION
                         (A Development Stage Company)

                                 BALANCE SHEET

                       AS OF APRIL 30 AND MARCH 25, 2002

                                     ASSETS

                                                        April 30,      March 25,
                                                          2002           2002
                                                          ----           ----

CURRENT ASSETS
  Cash                                                    1,832              0
                                                         ------         ------
  Total Current Assets                                    1,832              0
                                                         ------         ------
OTHER ASSETS                                                  0              0
                                                         ------         ------
  Total Other Assets                                          0              0
                                                         ------         ------
TOTAL ASSETS                                              1,832              0
                                                         ======         ======

        The accompanying notes are an integral part of these statements

                        CARRERA ACQUISITION CORPORATION
                         (A Development Stage Company)

                                 BALANCE SHEET

                       AS OF APRIL 30, AND MARCH 25, 2002


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                        April 30,      March 25,
                                                          2002           2002
                                                          ----           ----
LIABILITIES

Current Liabilities                                         675              0
                                                         ------         ------
  Total Current Liabilities                                 675              0
                                                         ------         ------
STOCKHOLDERS' EQUITY

  Preferred Stock, authorized
  5,000,000 shares, none outstanding,
  par value $0.001 per share                                  0              0
  Common Stock, authorized
  70,000,000 shares, issued
  and outstanding 5,640,000,
  par value $0.001 per share                              5,640              0

  Additional Paid in Capital                              3,060              0

  Deficit accumulated during the
  development stage                                      (7,543)             0
                                                         ------         ------
  Total Stockholders' Equity                              1,157              0
                                                         ------         ------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                      1,832              0
                                                         ======         ======

        The accompanying notes are an integral part of these statements

                        CARRERA ACQUISITION CORPORATION
                         (A Development Stage Company)

                            STATEMENT OF OPERATIONS

              FOR THE PERIOD FROM MARCH 25, 2002 TO APRIL 30, 2002
                AND MARCH 25, 2002 (INCEPTION) TO APRIL 30, 2002


                                               Period       Period March 25,
                                              March 25,        (inception)
                                             to April 30,     to April 30,
                                                2002              2002
                                             ----------        ----------
INCOME
  Revenue                                             0                 0
                                             ----------        ----------
EXPENSES
  General, Selling and
  Administrative                                  7,543             7,543
                                             ----------        ----------
  Total Expense                                   7,543             7,543
                                             ----------        ----------
  Loss before Provision for
  Income Taxes                                   (7,543)           (7,543)

  Provision for Income Taxes                          0                 0
                                             ----------        ----------
NET INCOME (LOSS)                                (7,543)           (7,543)
                                             ==========        ==========
Primary and Diluted Earnings
  (Loss) per Weighted Average
  Number of Common Shares                        a                 a
                                             ----------        ----------
Weighted Average Number of
  Common Shares                               5,640,000         5,640,000
                                             ----------        ----------

----------
a    less than $0.01

        The accompanying notes are an integral part of these statements

                        CARRERA ACQUISITION CORPORATION
                         (A Development Stage Company)

                       STATEMENT OF STOCKHOLDERS' EQUITY

           FOR THE PERIOD FROM MARCH 25,(INCEPTION) TO APRIL 30, 2002

                                   Preferred Stock              Common Stock          Additional
                              ------------------------    ------------------------     Paid in      Accumulated     Total
                                Shares        Amount        Shares        Amount       Capital        Deficit       Equity
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
Initial Capitalization
  Stock issued for services                                5,300,000         5,300            --                       5,300
  Stock sales for cash                                       340,000           340         3,060                       3,400

Retained Earnings (Loss)                                                                                (7,543)       (7,543)
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance, April 30, 2002                0             0     5,640,000         5,640         3,060        (7,543)        1,157
                              ==========    ==========    ==========    ==========    ==========    ==========    ==========

        The accompanying notes are an integral part of these statements

                        CARRERA ACQUISITION CORPORATION
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS

              FOR THE PERIOD FROM MARCH 25, 2002 TO APRIL 30, 2002
                AND MARCH 25, 2002 (INCEPTION) TO APRIL 30, 2002

                                                  Period        Period March 25,
                                               March 25, to        (inception)
                                                 April 30,        to April 30,
                                                   2002               2002
                                                   ----               ----
Cash Flows from Operating Activities

  Net Loss                                        (7,543)            (7,543)

  Consulting for stock                             5,300              5,300
  Changes in assets and liabilities                  675                675
                                                 -------            -------
Net Cash Provided by Operations                   (1,568)            (1,568)
                                                 -------            -------
Cash Flow Used in Investing Activities                 0                  0
                                                 -------            -------
Cash Flows from Financing Activities

  Sales of Stock                                   3,400              3,400
                                                 -------            -------
Cash Flows from Financing Activities               3,400              3,400
                                                 -------            -------
Net Increase (Decrease)
Net Increase (Decrease) in Cash                    1,832              1,832

Cash, Beginning of Period                              0                  0
                                                 -------            -------
Cash, End of Period                                1,832              1,832
                                                 =======            =======

The amount of interest paid for the period shown above was $00.00. The amount of taxes paid for the period shown above was $00.00.

Significant non cash transactions
Issuance of 5,300,000 shares of common stock for consulting services valued at $5,300

        The accompanying notes are an integral part of these statements

                         CARRERA ACQUISITION CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1. GENERAL ORGANIZATION AND BUSINESS

Carrera Acquisition Corporation (the Company) was organized in the state of Nevada on March 25, 2002. The Company is currently in its development stage and to date its activities have been limited to organization and capital formation. The Company currently has no operations and, in accordance with SFAS No. 7, is considered a development stage company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company has no assets except cash. The only debt is accounts payable relating to the organization of the Company. There has been no operational revenue. The relevant accounting policies and procedures are listed below.

ACCOUNTING BASIS

The basis is generally accepted accounting principles.

EARNINGS PER SHARE

The basic earnings (loss) per share is calculated by dividing the Company's net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has no potentially dilutive securities outstanding at the end of the statement periods. Therefore, the basic and diluted earnings (loss) per share are presented on the face of the statement of operations as the same number.

The Company has not issued any options or warrants or similar securities since inception.

DIVIDENDS

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

STOCK BASED COMPENSATION

The Company accounts for its stock based compensation based upon provisions in SFAS No. 123, Accounting for Stock-Based Compensation. In this statement stock based compensation is divided into two general categories, based upon who the stock receiver is, namely, and 1. non-employees, 2. employees or directors. The employees/directors category is further divided based upon the particular stock issuance plan, namely compensatory and non-compensatory. Each of these categories treats the valuation of the stock issuance for accounting purposes in a specific manner. For non-employees, the security is recorded at its fair value. For employees receiving non-compensatory stock based compensation, no security value is recorded until the stock is issued and paid for. For employees receiving compensatory stock based securities the Company may select between two methods. These two methods are either the recording of the compensation at the securities fair value or its intrinsic value. The recoding of the securities at fair value is the preferred method of accounting.

The Company has selected to utilize the fair value method for the valuation of its securities given as compensation.

INCOME TAXES

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

ADVERTISING

Advertising is expensed when incurred. There has been no advertising since inception.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. GOING CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However the Company has no current source of revenue, nor operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital and a merger with an operational company. No guarantee can be given that this plan will be successful.

NOTE 4. STOCKHOLDERS' EQUITY

At inception, the Company had 70,000,000 shares of common stock authorized and 5,000,000 shares of preferred stock authorized. The shareholders have all of the rights afforded Nevada shareholders.

Par value is $0.001 per common share.

There are no warrants or options outstanding to acquire any additional shares of common stock.

The Company was initially capitalized on March 25, 2002 with cash of $3,400. Stock was also given for consulting services rendered, 5,300,000 shares valued at $5,300.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. Office services are currently provided without charge by the Company president. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6. INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company's opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is $1,661, which is calculated by multiplying a 22% estimated tax rate by the two items making up the deferred tax account, the NOL of $7,084 and the organization costs of 464. The total valuation allowance is a comparable $1,661.

The provision for income taxes is comprised of the net change in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

                                                     2002
                                                   -------
     Net change in deferred taxes                  $ 1,661
     Valuation Account                              (1,661)
     Current taxes payable                               0
                                                   -------
     Provision for Income Taxes                          0
                                                   -------

Below is a chart showing the federal net operating losses and the year in which it will expire.

     Year                                           Amount      Expiration
     ----                                           ------      ----------
     2001                                            7,084         2022

NOTE 7. OPERATING LEASES AND OTHER COMMITMENTS:

As explained in the note pertaining to related parties, the Company uses the offices of its president with no charge. The Company has no lease obligations of any kind. The five year projection of these future obligations are as followings will be zero in each year.

                            Year 1     Year 2     Year 3     Year 4     Year 5
                            ------     ------     ------     ------     ------
Operating Leases, etc          0          0          0          0          0

NOTE 8. THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 141-144 and their effect on the Company.

SFAS 141 BUSINESS COMBINATIONS

This Statement addresses financial accounting and reporting for business combinations and supersedes APB 16 and SFAS 38. All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. The effective date for this Statement is June 30, 2001 and thereafter.

SFAS 142 GOODWILL AND OTHER INTANGIBLES ASSETS

This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB 17. It addresses how intangible assets that are acquired individually or with a group (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The effective date for this Statement is December 15, 2001.

SFAS 143 ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. This Statement amends SFAS 19. The effective date for this Statement is June 15, 2002.

SFAS 144 ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, the accounting and reporting provisions of APB 30 and amends ARB 51. The effective date of this Statement is December 15, 2001.

The adoption of these new Statements is not expected to have a material effect on the Company's current financial position, results or operations, or cash flows. These standards will have an impact if the Company merges with an operating entity.

PART III

                                INDEX TO EXHIBITS

Exhibit 3.1     Articles of Incorporation

Exhibit 3.2     Bylaws

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 1, 2002.


                                   Carrera Acquisition Corporation


                                   /s/  David B. Stocker
                                   -------------------------
                                   By:  David B. Stocker
                                   Its: President


                                   /s/  Nick Pelletiere
                                   -------------------------
                                   By:  Nick Pelletiere
                                   Its: Secretary

                                       21